GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166

Spencer G. Feldman
(212) 801-9221
E-mail: feldmans@gtlaw.com

August 8, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc.
Amendment No. 2 to Registration Statement on Form S-1
filed August 3, 2012
File No. 333-181916

Ladies and Gentlemen:

On behalf of our client, IZEA, Inc., we are responding to the comment received from the staff of the U.S. Securities and Exchange Commission by letter dated August 8, 2012, with respect to the significant changes in price of IZEA's common stock during the periods presented in the captioned Registration Statement on Form S-1, as well as in recent weeks.

IZEA knows of no specific reason that would explain the volatility in the price of its common stock. However, IZEA is aware of the following considerations that may have affected stockholder thinking and thereby had an impact on IZEA's stock price:

•
A large amount of IZEA common stock became free-trading in May 2012 (one year after its public reverse merger transaction), significantly impacting trading volume during the same period when Facebook completed its initial public offering. The company believes the excitement and subsequent sell-off of Facebook stock had an effect on investor confidence in the social media space. According to information on NASDAQ.com approximately 33 million pre-split shares were sold in May 2012 as compared to approximately1.5 million pre-split shares sold from June 2011 through April 2012 and approximately 6.4 million pre-split shares sold from June 2012 to date.

•
Effective on August 1, 2012, IZEA effected a 1-for-40 reverse stock split of its outstanding shares of common stock. In addition to the simple arithmetic effect (which may give the appearance of an unusual swing in the market price), stockholders may have reacted to the reverse split in a number of potentially conflicting ways and over a period of several days.

•
There continues to be volatility among companies in the social media space after the Facebook initial public offering in May 2012. Companies that are much more mature and well capitalized than IZEA have seen large swings in their stock price including Facebook, LinkedIn, Zynga and Groupon.

•
As disclosed in IZEA's prospectus, IZEA has had a history of annual net losses and is currently expecting that to continue for 2012. Stockholders and prior investors may fear losing all of their investment if the company is unable to secure additional financing.

•
As disclosed in IZEA's prospectus, the private placement that IZEA completed on May 8 and May 15, 2012 was sold at a pre-split price of $0.125 per share. This price was significantly lower than that of the then trading price of $0.49 per share on May 8, 2012 and $0.39 per share on May 15, 2012. It was also significantly lower than the May 2011 private placement price of $0.33 per share.

•
IZEA has attempted to conserve cash resources prior to this offering by privately issuing common stock in limited instances to celebrities, consultants and professional service providers. These issuances have taken place during this time period, and have been disclosed in press releases and Form 8-K filings. These issuances have been dilutive to stockholders and may have had an impact on IZEA's stock price.

IZEA wishes to note for the staff that the fundamentals of its existing business and future prospects have not changed, despite the significant changes in the price of its common stock.

Additionally, in response to our telephone call earlier, IZEA expects that pricing information will be provided in a final prospectus based on its stock price at the time the Underwriting Agreement is executed, and expects to rely on Rule 430A.

Should you have any questions or further concerns with respect to the above matter, please do not hesitate to contact Edward H. (Ted) Murphy, Chief Executive Officer of IZEA, Inc. ((407) 310-7640), or me.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:    Jessica Plowgian, Esq., Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

Mr. Edward H. (Ted) Murphy, President and Chief Executive Officer
Ms. Donna Mackenzie, Chief Financial Officer
IZEA, Inc.